SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 30)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A: 257701201

Class B: 257701300

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

(309) 310-1331

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

December 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON Gregory M. Shepard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Class A 3,675,000; Class B 400,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER Class A 3,675,000; Class B 400,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 3,675,000; Class B 400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A 16.37%; Class B 7.17%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 2.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS OF THE ISSUER WITH RESPECT TO SECURITIES OF THE ISSUER OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On December 11, 2015, the Filing Person entered into an additional Promissory Note for up to $2,500,000, with Heartland Bank and Trust Company (attached as Exhibit 7.1) and an additional Commercial Pledge Agreement with Heartland Bank and Trust Company (attached as Exhibit 7.2) whereby the Filing Person pledged his Class A Shares and his Class B Shares to Heartland Bank and Trust Company. In total the Filing Person now has three Promissory Notes each for up to $2,500,000 with Heartland Bank and Trust Company.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 11, 2015

/s/ Gregory M. Shepard

Gregory M. Shepard

EXHIBIT INDEX

7.1	Promissory Note

7.2	Commercial Pledge Agreement